Raymond James Financial Electronic EDGAR Proof

Job Number:

Filer:

Form Type: **DEF 14A**

Reporting Period / Event Date: **01/27/12**

Customer Service Representative:

Revision Number:

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	**DEF 14A**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**01/27/12**
Inv. Company Or Bus. Company	**off**
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

DEF 14A	**def14a.htm**
	DEF 14A proxy-associate communication
DEF 14A	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>DEF 14A</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

                <field sid="SubTable_periodOfReport_"><value>01/27/12</value></field>
                <check sid="SubInvCompany_isImCompany_"><value>off</value></check>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>def14a.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>DEF 14A</value></combobox>
                <field sid="SubDocument_description_"><value>DEF 14A proxy-associate communication</value></
                <data sid="data1"><filename>def14a.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>DEF 14A</value></combobox>
                <field sid="SubDocument_description_1"><value>pdf</value></field>
                <data sid="data2"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></fiel
                <field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></
                <field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></fiel
                <field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field
                <field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></fi
        </page>
</XFDL>
```

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. __)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐ Definitive Proxy Statement

☒ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

Raymond James Financial, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

____

(2) Aggregate number of securities to which transaction applies:

____

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

____

(4) Proposed maximum aggregate value of transaction:

____

(5) Total fee paid:

_____

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)   Amount Previously Paid:

_____

(2)   Form, Schedule or Registration Statement No.:

_____

(3)   Filing Party:

_____

(4)   Date Filed:

_____

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[The following is the text of information to be posted by management on various Company internal communications media or provided by means of oral presentations to groups of employees.]

General Message to Associates

The following is the text of information that management may use from time to time to encourage associates at the Company to review the proxy materials and vote their shares:

You will be receiving your proxy materials in the mail shortly for the Raymond James Financial Annual Meeting of Shareholders that will be held on February 23 at the home office in St. Petersburg. Please review these proxy materials and vote your shares. Your vote is important, no matter the size of your holdings.

RJnet News

RJF Shareholders: Vote

As shareholders, you are always encouraged to review the proxy materials and vote your shares. Your vote is important, no matter the size of your holdings.

The proxy materials for the February 23 Raymond James Financial Annual Meeting of Shareholders are in the mail.

Among the items to be voted on by shareholders – including common stock shareholders and all associates who are participants in the firm's Employee Stock Ownership Plan (ESOP) – are:

- Election of 10 nominees to our Board of Directors;
- Ratification of the appointment by the Audit Committee of our Board of Directors of KPMG LLP as our independent registered public accounting firm;
- Approval of the 2012 Stock Incentive Plan; and,
- Approval of an advisory (non-binding) resolution on the Company's executive compensation.

We Need Your Vote

While broker/dealers may sometimes vote shares without specific instructions from their customers for shares held in their customers' accounts, this action is only allowed for appointment of auditors, one of four items on the RJF agenda this year. Please consider the voting recommendations of the Board of Directors contained in the proxy statement.

How to Vote

All shareholders will receive proxy materials in the mail. Your proxy card explains how you can vote online, by telephone or by returning the card by mail. You will need your proxy card to vote, as it contains important shareholder-specific information.

If you lose or do not receive your proxy information and own shares in an **account other than ESOP**, contact the Corporate Actions department at ext. 73724 to get the control number associated with your respective RJF shares. You can then vote online (http://www.proxyvote.com/) or by telephone (1-800-454-8683) with this shareholder-specific control number.

NOTE: The instructions above are for employees only and are only for shares held in street name through RJ&A.

If you lose or do not receive the proxy card for your shares held **in your ESOP**, email reorganization@raymondjames.com by 5 p.m. ET Wednesday, February 15, 2012, to request the control number associated with your respective RJF shares held in your ESOP account. Your email should include your name and address that is associated with your ESOP account. As soon as you receive your control number you can then vote online (http://www.proxyvoting.com/rjf) or by telephone (**1-866-540-5760**) with this shareholder-specific control number.

More Information

The full proxy statement is available at raymondjames.com under Our Company > Investor Relations > Shareholders' Meeting.

Weekly Digest

January 31

> HOM, RJ&A
> **RJF Shareholders: Vote**
> Vote when you receive your RJF proxy materials, which will be delivered by mail. See what's on the ballot, review the board's recommendations and learn how you can participate.

> FID, IAD, ICD
> **RJF Common Stock Shareholders: Vote**
> If you own RJF common stock in your own portfolio, vote when you receive your RJF proxy materials, which will be delivered by mail. See what's on the ballot, review the board's recommendations and learn how you can participate.

February 7

> HOM, RJ&A
> **Remember to Vote Your RJF Shares**
> Consider the ballot, the board's recommendations and the three ways to vote. Plus, find out what to do if you lost your RJF proxy materials.

> FID, IAD, ICD
> **Remember to Vote Your RJF Common Shares**
> If you own RJF common stock in your own portfolio, consider the ballot, the board's recommendations and the three ways to vote. Plus, find out what to do if you lost your RJF proxy materials.

February 21

HOM, RJ&A
RJF Shareholders: Last Chance to Vote
Review the ballot and the board's recommendations and vote by February 22.

FID, IAD, ICD
RJF Common Stock Shareholders: Last Chance to Vote
If you own RJF common stock in your own portfolio, review the ballot and the board's recommendations and vote by February 22.

Department Head, Supervisor's Meeting

February 6 Department Head Meeting

Remember to vote your RJF shares. Common stock shareholders and all associates who are participants in the firm's Employee Stock Ownership Plan are eligible to vote and should have received proxy materials. The ballot this year includes the election of 10 nominees to our Board of Directors, ratification of the appointment of our independent registered public accounting firm, approval of the 2012 Stock Incentive Plan and an advisory resolution on executive compensation. Your vote is important, no matter the size of your holdings. Please consider the voting recommendations of the Board of Directors and vote.

February 21 Supervisor's Meeting

Remember to vote your RJF shares. Common stock shareholders and all associates who are participants in the firm's Employee Stock Ownership Plan are eligible to vote and should have received proxy materials. The ballot this year includes the election of 10 nominees to our Board of Directors, ratification of the appointment of our independent registered public accounting firm, approval of the 2012 Stock Incentive Plan and an advisory resolution on executive compensation. Your vote is important, no matter the size of your holdings. Please consider the voting recommendations of the Board of Directors and vote.

RJTV

Text of Slide to run February 6-22

RJF Shareholders, Remember to Vote
See what's on the ballot for the February 23 Annual Shareholders' Meeting
and learn how to participate using your RJF proxy materials.
RJnet Search: Vote